SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  March 4, 2002



                                  BUNGE LIMITED
                 (Translation of registrant's name into English)


                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F    X      Form 40-F
                  ---------           ---------


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes            No    X
             -------       -------

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                                    EXHIBITS


Exhibit 1 Press release dated March 4, 2002 announcing completion of acquisition of La Plata Cereal


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             BUNGE LIMITED



                              /s/ Theodore P. Fox
Date:  March 4, 2002      By  ------------------------------------
                              Name:  Theodore P. Fox, III
                              Title: Controller and Principal Accounting Officer

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